                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CSK AUTO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125965103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP, 200 Park Avenue,
                                  NY, NY 10166
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125965103               SCHEDULE 13D                   Page  2  of  29


CUSIP NO. 125965103                    13D                    Page 2 of 29 pages



1.    Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person

            Investcorp, S.A.

2.    Check The Appropriate Box If A Member Of A Group*

            a)    _______________________________

            b)    X______________________________

3.    SEC Use Only
                  -------------------------------

4.    Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __

6.    Citizenship or Place of Organization  Luxembourg

7.    Number of Shares Beneficially Owned by Each Reporting Person With

            7.    Sole Voting Power              None

            8.    Shared Voting Power          5,363,347

            9.    Sole Dispositive Power         None

            10.   Shared Dispositive Power     5,363,347

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 5,363,347

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)  14.97%

14.   Type of Reporting Person (See Instructions)  CO

CUSIP NO. 125965103               SCHEDULE 13D                   Page  3  of  29


CUSIP NO. 125965103                    13D                    Page 3 of 29 pages


1.    Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person

            SIPCO Limited

2.    Check The Appropriate Box If A Member Of A Group*

            a)    _______________________________

            b)    X______________________________

3.    SEC Use Only
                  -------------------------------

4.    Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __

6.    Citizenship or Place of Organization  Cayman Islands, B. W. I.

7.    Number of Shares Beneficially Owned by Each Reporting Person With

            7.    Sole Voting Power              None

            8.    Shared Voting Power          5,363,347

            9.    Sole Dispositive Power         None

            10.   Shared Dispositive Power     5,363,347

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 5,363,347

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)  14.97%

14.   Type of Reporting Person (See Instructions)  CO

CUSIP NO. 125965103               SCHEDULE 13D                   Page  4  of  29


CUSIP NO. 125965103                    13D                    Page 4 of 29 pages


1.    Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person

            Investcorp CSK Holdings L.P.

2.    Check The Appropriate Box If A Member Of A Group*

            a)    _______________________________

            b)    X______________________________

3.    SEC Use Only
                  -------------------------------

4.    Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __

6.    Citizenship or Place of Organization  Cayman Islands, B. W. I.

7.    Number of Shares Beneficially Owned by Each Reporting Person With

            7.    Sole Voting Power              None

            8.    Shared Voting Power          4,017,284

            9.    Sole Dispositive Power         None

            10.   Shared Dispositive Power     4,017,284

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 4,017,284

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)  11.21 %

14.   Type of Reporting Person (See Instructions)  PN

CUSIP NO. 125965103               SCHEDULE 13D                   Page  5  of  29


ITEM 1. SECURITY AND ISSUER

      This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock") of CSK Auto Corporation ("CSK" or the "Issuer"), which may be acquired by Investcorp CSK Holdings L.P. ("CSK Holdings") upon conversion of the 7% Convertible Subordinated Debentures (the "Convertible Debentures") acquired by CSK Holdings pursuant to a Securities Purchase Agreement dated as of December 7, 2001 by and among CSK and CSK Holdings and LBI Group Inc. (the "Securities Purchase Agreement"). The possible issuance of these shares to CSK Holdings was approved by the shareholders of CSK on February 26, 2002. The principal executive offices of the Issuer are located at Suite 400, 645 E. Missouri Avenue, Phoenix, Arizona 85012.

ITEM 2. IDENTITY AND BACKGROUND

For information with respect to the identity and background of each director and executive officer of Investcorp, S.A. ("Investcorp"), SIPCO Limited ("Sipco") and Investcorp CSK Holdings L.P. ("CSK Holdings"), see Exhibit A attached hereto.

(a) Name of Person Filing:

      (i)   Investcorp S.A.
      (ii)  Sipco Limited
      (iii) Investcorp CSK Holdings L.P.

(b) Place of Organization

      (i)   Luxembourg
      (ii)  Cayman Islands, B.W.I.
      (iii) Cayman Islands, B.W.I.

(c) Principal Business

      (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

      (ii) Sipco is a passive holding company that has no operations and no employees.

      (iii) The sole business of Investcorp CSK Holdings L.P. is to hold (i) shares of Common Stock of CSK Auto Corporation, and (ii) the Convertible Debentures and the Make-Whole Warrants (as defined below) issued by CSK Auto Corporation.

(d) Address of Principal Business and Principal Office

      (i) Investcorp S.A., 34 rue Notre Dame, Luxembourg

      (ii) SIPCO Limited, West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands, B.W.I.

CUSIP NO. 125965103               SCHEDULE 13D                   Page  6  of  29


      (iii) Investcorp CSK Holdings L.P., West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands B.W.I.

(e) Legal Proceedings

      During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Exhibit A, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source of funds for the purchase of the Convertible Debentures was working capital contributed to the capital of CSK Holdings by its partners. The total purchase price for the Convertible Debentures and related warrants issued in connection therewith (the "Make-Whole Warrants") was $30,000,000.

ITEM 4. PURPOSE OF TRANSACTION

      CSK issued the Convertible Debentures and the Make-Whole Warrants in order to obtain funds to repay certain indebtedness. CSK Holdings acquired the Convertible Debentures and the Make-Whole Warrants for itself for investment purposes. Investcorp has provided to its clientele the opportunity to participate in CSK Holdings investment in the Convertible Debentures and the Make-Whole Warrants by purchasing nonvoting equity interests in CSK Holdings.

Other Plans or Proposals

      The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and may from time to time cease to have beneficial ownership of Common Stock or of other equity or non-equity securities of CSK, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Investcorp, from investment decisions by Investcorp's wholly owned subsidiaries that indirectly manage the "Managed Entities" (as defined below), from decisions by the ultimate beneficial owners of the equity interests in CSK securities held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements (as defined below). Without limitation of the foregoing, the parties' intention generally is to explore means to realize favorable returns upon their investment in the Convertible Debentures, the Make-Whole Warrants and the Common Stock, as applicable, and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the Convertible Debentures and the Common Stock into which the Convertible Debentures and the Make-Whole Warrants are convertible/exercisable (the "Conversion Shares") or the Common Stock previously owned by them, either through open market or privately negotiated transactions. Such transactions may include transfers of the Convertible Debentures, the Make-Whole Warrants, the Conversion Shares or shares of Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, underwritten CUSIP NO. 125965103
SCHEDULE 13D Page 7 of 29


offerings of Conversion Shares or of Common Stock held by the Reporting Persons on behalf of more than one of the ultimate beneficial owners thereof, and dispositions through negotiated transactions that result in a third party's acquisition of some or all of the Convertible Debentures, the Make-Whole Warrants, the Conversion Shares or the Common Stock. The Reporting Persons reserve the right to take any action with respect to CSK or any of its equity securities or non-equity securities in any manner permitted by law.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

      (a) (i) See Cover Page for Investcorp, Items 11 and 13. Investcorp does not directly own any Convertible Debentures, Make-Whole Warrants or any shares of Common Stock. The number of shares of Common Stock shown as beneficially owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner. Investcorp owns no stock in Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited (collectively, "the Managed Entities"), J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Each of Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements (the "Management Agreements") with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect. The number of shares shown to be beneficially owned by Investcorp include 3,452,244 shares of Common Stock that are issuable upon the conversion of the Convertible Debentures.

      The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 32,370,746 shares of Common Stock outstanding as of January 18, 2002, as reported by CSK in its definitive proxy statement filed January 29, 2002, plus the 3,452,244 shares of Common Stock into which the Convertible Debentures owned by CSK Holdings is convertible. Shares issuable upon exercise of the Make-Whole Warrants are not included in this calculation as the Make-Whole Warrants are not exercisable within the next 60 days.

      (ii) See Cover Page for Sipco, Items 11 and 13. Sipco does not directly own any Convertible Debentures, Make-Whole Warrants or any shares of Common Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Convertible Debentures are convertible and the other shares of Common Stock that Sipco may be deemed to beneficially own.

      Sipco may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.

CUSIP NO. 125965103               SCHEDULE 13D                   Page  8  of  29


      (iii) See Cover Page for CSK Holdings, Items 11 and 13. CSK Holdings beneficially owns Convertible Debentures that are currently convertible into 3,452,244 shares of Common Stock as well as 565,040 shares of Common Stock.

      The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 32,370,746 shares of Common Stock outstanding as of January 18, 2002, as reported by CSK in its definitive proxy statement filed January 29, 2002, plus the 3,452,244 shares of Common Stock into which the Convertible Debentures owned by CSK Holdings is currently convertible. Shares issuable upon exercise of the Make-Whole Warrants are not included in this calculation as the Make-Whole Warrants are not exercisable within the next 60 days.

      To the best knowledge of the Reporting Persons, none of the persons identified on Exhibit A, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of CSK.

      (b) (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp indirectly has voting and investment control over all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner. Investcorp owns no stock in the Managed Entities, J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

      Exhibit B sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the Convertible Debentures, the Make-Whole Warrants and the Common Stock. To the best knowledge of the Reporting Persons, during the last five years none of these Managed Entities has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (ii) See Cover Page for Sipco, Items 7 through 10. Sipco does not directly own any Convertible Debentures, Make-Whole Warrants or Common Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Convertible Debentures are convertible and the other shares of Common Stock that Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

CUSIP NO. 125965103               SCHEDULE 13D                   Page  9  of  29


      (iii) See Cover Page for CSK Holdings, Items 7 through 10.

      (c) On December 21, 2001, CSK sold $50 million aggregate principal amount of Convertible Debentures and Make-Whole Warrants in a private placement. CSK Holdings purchased $30 million of the Convertible Debentures, and Lehman Brothers Inc. (as assignee of LBI Group Inc.) purchased $20 million of the Convertible Debentures. The Convertible Debentures were convertible into, and the Make-Whole Warrants exercisable into, shares of CSK's Common Stock only following approval of issuance of such shares of Common Stock by the stockholders of CSK. On February 26, 2002, the shareholders of CSK approved such issuance.

      (d) Other than Investcorp and Sipco, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Debentures, Make-Whole Warrants or Common Stock.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

SUMMARY OF THE TERMS OF THE CONVERTIBLE DEBENTURES AND MAKE-WHOLE WARRANTS

      The terms of the Convertible Debentures and Make-Whole Warrants are complex and only briefly summarized herein. You may obtain additional information concerning the terms of the Convertible Debentures and Make-Whole Warrants in CSK's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2001, which included as exhibit 99.2 the Securities Purchase Agreement and forms of the Convertible Debentures and Make-Whole Warrants, and which is incorporated herein by reference.

      Shareholder Approval Requirement

      In accordance with the rules of the New York Stock Exchange, CSK was required to obtain approval from its shareholders prior to issuing Common Stock upon the conversion of the Convertible Debentures, in lieu of cash interest payments thereon, or upon exercise of the Make-Whole Warrants.

      The Convertible Debentures

      Interest on the Convertible Debentures accrues at a rate of 7% per annum, payable quarterly. CSK may elect to pay interest either in cash or additional shares of Common Stock.

      If CSK elects to pay interest in shares of Common Stock, the number of shares constituting any such payment will be equal to the interest payment due divided by the average of the closing sale price of the Common Stock for the five trading days prior to the applicable interest payment date. If the terms of the Convertible Debentures limit CSK's ability to issue shares of Common Stock in payment of interest as described below, and CSK does not elect to pay interest in cash, then the interest payment will be added to the outstanding principal amount of the Convertible Debentures.

      Interest must be paid in cash if any event constituting an event of default specified in the Convertible Debentures or an event that with the passage of time and without being cured would CUSIP NO. 125965103
SCHEDULE 13D Page 10 of 29


constitute an event of default, has occurred and is continuing on the interest payment date or any date which is within 10 business days prior to an interest payment date. Following an event of default, interest on the Convertible Debentures and any overdue payments increases to 12%, with further monthly increases up to 16%.

      Provided (i) no event of default has occurred and is continuing, and (ii) there have not occurred certain specified changes in management, CSK may force the conversion of all of the outstanding Convertible Debentures into Common Stock within 30 days following the effectiveness of S-3 Registration Statement filed by CSK to cover the registration of such shares.

      The number of shares of Common Stock to be issued upon conversion of the Convertible Debentures will be determined by dividing the outstanding principal amount being converted, plus accrued interest for the immediately preceding quarter if CSK requires the conversion, by the conversion price then in effect. The conversion price is currently $8.69, subject to adjustments in the event that on the earlier of (i) a change of control of CSK, and (ii) November 21, 2002, the average of the closing sale prices of the Common Stock on the trading days from December 21, 2001 through November 20, 2002 (or for the ten trading days immediately preceding the announcement of the change of control, as the case may be) is less than $8.69, subject to adjustment as provided in the terms of the agreements pursuant to which the Convertible Debentures were issued. In such event, the conversion price will be reset to this average, but not less than $4.94. The conversion price may change at the maturity of the Convertible Debentures (as described below), and also may be subject to further adjustments as provided in the terms of the agreements pursuant to which the Convertible Debentures were issued.

      The maturity date of the Convertible Debentures is December 21, 2006. If any of the Convertible Debentures remain outstanding on the maturity date, CSK may either redeem the Convertible Debentures in cash at a redemption price equal to 100% of the principal amount plus accrued interest or convert such amount into Common Stock based on a conversion price equal to the average of the closing sale prices of Common Stock on each trading day during the 120 trading days preceding December 21, 2006. If CSK fails to redeem or convert the Convertible Debentures at maturity in accordance with their terms, CSK is required to pay monetary penalties and the conversion price may be reduced.

      The Make-Whole Warrants

      The Make-Whole Warrants are automatically exercisable into shares of Common Stock on the earlier of (i) a change of control of the Company and (ii) November 21, 2002, if the following two events have occurred:

      - CSK has previously required the conversion of the Convertible Debentures; and

      - the conversion price of the Convertible Debentures at the time of such required conversion is greater than the "adjusted conversion price".

The "adjusted conversion price" is an amount equal to the greater of (i) the average of the closing sale prices of Common Stock on the trading days from December 21, 2001 through November 20, 2002 and (ii) $4.94, as adjusted in the case of a change of control and for specified dilutive events.

CUSIP NO. 125965103               SCHEDULE 13D                  Page  11  of  29


      The number of shares of Common Stock issuable upon exercise of the Make-Whole Warrants is equal to the following amount, subject to adjustment in accordance with the provisions of the agreement pursuant to which the Convertible Debentures were issued and less a number of shares so as to have a cashless exercise of the Make-Whole Warrants based on an exercise price of $0.01:

      (1) the quotient determined by dividing:

            (A) the $50.0 million principal amount of the Convertible Debentures initially issued, plus any interest payments added to the principal of the Convertible Debentures, by

            (B)   the adjusted conversion price; minus

      (2) the number of shares of Common Stock issued upon conversion of the Convertible Debentures prior to the date of exercise of the Make-Whole Warrants.

      The Make-Whole Warrants provide for adjustments and specific requirements for treatment of the Make-Whole Warrants in the event of a merger, sale of substantially all assets or similar transaction involving the Company.

STOCKHOLDERS' AGREEMENT

      CSK Holdings is a party to a Stockholders' Agreement related to the shares of Common Stock held by them. At the time of CSK's recapitalization in October 1996, CSK Auto Corporation entered into a stockholders' agreement with each of its stockholders at the time (the "Agreeing Stockholders"). This agreement restricts the transfer of shares of CSK Common Stock held by the Agreeing Stockholders. The stockholders' agreement also entitles the Agreeing Stockholders to certain rights regarding the transfer of their shares and corporate governance. Any party who purchased shares from the Agreeing Stockholders became a party to the stockholders' agreement as well. In addition, in December 1997, upon the purchase of newly issued common stock, Transatlantic Investments, LLC (formerly known as Transatlantic Finance, Ltd.), and South Bay Limited, one of the Managed Entities, and their subsequent transferees, became parties to the stockholders' agreement.

      TRANSFER RESTRICTIONS. When any Agreeing Stockholder desires to sell its shares, the stockholders' agreement provides that CSK and each of the other Agreeing Stockholders have a "right of first refusal" on those shares. CSK has first right to any proposed sales or other transfers of shares by any Agreeing Stockholder and each of the other Agreeing Stockholders to purchase such offered shares on the same terms and conditions as the proposed third-party sale, except
(1) in the case of transfers to affiliates and certain family members ("Permitted Transferees"), (2) pursuant to a registered public offering, or (3) pursuant to Rule 144 under the Securities Act. Any Agreeing Stockholder wishing to sell any of its shares, whether or not it has received a third-party offer, may offer to sell those shares to CSK and the other Agreeing Stockholders on terms and conditions established by the selling Agreeing Stockholder. In the event that CSK and/or the other Agreeing Stockholders do not purchase the shares, the selling Agreeing Stockholder may sell the shares to third parties on terms and conditions specified in the stockholders' agreement.

      The stockholders' agreement also provides the Original Investcorp Group and the Original Carmel

CUSIP NO. 125965103               SCHEDULE 13D                  Page  12  of  29


Group (each as defined below) with "Drag-Along" rights. If members of the Original Investcorp Group or the Original Carmel Group were to desire to sell all of their shares to an unaffiliated third-party who has offered to acquire all of CSK's outstanding shares, then the selling Agreeing Stockholders would have the right to require each of the other Agreeing Stockholders to sell all of their shares in the same transaction and upon the same terms and conditions; provided that the other Agreeing Stockholders would have the right to purchase, and/or have CSK purchase, from the selling Agreeing Stockholders all of the shares held by the selling Agreeing Stockholders upon the terms and conditions of the third party offer. For these purposes, the "Original Investcorp Group" shall mean the members of the Investcorp Group (except South Bay and its transferees) and each of their Permitted Transferees; the "Original Carmel Group" shall mean Carmel and each of its Permitted Transferees; the "Investcorp Group" shall mean the members of the Investcorp Group (as defined in the stockholders' agreement) and each of their respective transferees and subsequent transferees; and the "Carmel Group" shall mean Carmel, Transatlantic and each of their transferees and subsequent transferees.

      The stockholders' agreement also provides Agreeing Stockholders with "Tag-Along Rights." If any Agreeing Stockholder (the "Proposed Transferor") proposed to transfer any shares (other than to Permitted Transferees, or pursuant to a registered public offering or under Rule 144) to any person (the "Proposed Purchaser"), each of the other Agreeing Stockholders would have the right to require the Proposed Purchaser to purchase a pro rata portion of its shares, and the Proposed Transferor would have to make a corresponding reduction in the number of its shares to be purchased. Each Agreeing Stockholder also has preemptive rights under certain circumstances to acquire a portion of any additional shares CSK offers at any time, other than in connection with a public offering and certain non-cash issuances, in order to enable such Agreeing Stockholder to maintain its percentage equity ownership.

      The stockholders' agreement also contains "Buy-Sell" provisions. Members of the Investcorp Group or the Carmel Group have the right to offer all of their shares for sale to the other Agreeing Stockholders who are members of the other group at a price established by the offering Agreeing Stockholders. If CSK and/or the offeree Agreeing Stockholders do not purchase the offered shares, the offering Agreeing Stockholders must then purchase all of the shares held by the members of the other group at the price first offered by the offering Agreeing Stockholders.

      REGISTRATION RIGHTS. Pursuant to the stockholders' agreement, the Agreeing Stockholders have demand registration rights ("Demand Rights") and piggy-back registration rights ("Piggy-back Rights"). The Demand Rights entitle the Agreeing Stockholders to require CSK to register all or any of the unregistered shares held by the exercising Agreeing Stockholders. The Investcorp Group as a whole may exercise Demand Rights up to four times. The Carmel Group as a whole may also exercise Demand Rights up to four times. The Piggy-back Rights entitle the Agreeing Stockholders, at any time that CSK proposes to sell any equity securities in a transaction registered under the Securities Act, to include a portion of their unregistered stock in such offering. In connection with the registered offering of Common Stock in December 1998, the Investcorp Group exercised one of its Demand Rights and the Carmel Group agreed that the next registered offering of Common Stock by both the Investcorp Group and the Carmel Group that is made pursuant to an exercise of Demand Rights shall be deemed to be pursuant to an exercise by the Carmel Group.

      The stockholders' agreement provides that the Agreeing Stockholders will agree to restrictions on
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CUSIP NO. 125965103               SCHEDULE 13D                  Page  13  of  29


their ability to sell or otherwise transfer their shares for 90 days following certain registered public offerings by CSK.

      In connection with the agreements relating to the issuance of the Convertible Debentures, the Agreeing Stockholders amended the stockholders' agreement to waive certain notification, preemptive and registration rights contained therein. In such amendment, specific time deadlines for compliance with the registration rights not waived were established and the ability to obtain payments for non-compliance with those deadlines, identical to those provided to the purchasers of the Convertible Debentures in the December 7, 2001 Registration Rights Agreement between CSK Auto Corporation, CSK Holdings, and LBI Group Inc., were provided for certain of the Agreeing Stockholders who are not affiliated with Investcorp S.A. or the Investcorp Group.

      ELECTION OF DIRECTORS. The stockholders' agreement provides that the Investcorp Group will have the right to nominate a majority of the members of CSK's board of directors and the board of directors of CSK Auto, Inc. and the subsidiaries thereof so long as it holds a greater number of shares than the Carmel Group, and the Carmel Group will have the right to nominate a majority of the members of such boards of directors during any period in which the Carmel Group holds a greater number of shares. Pursuant to the stockholders' agreement, each of the Agreeing Stockholders agrees to vote all of its shares in favor of each of the persons nominated to such boards by each group.

      TERMINATION. The stockholders' agreement, other than the registration rights provisions, will terminate after either the Investcorp Group or the Carmel Group holds less than the lesser of (1) five percent (5%) of the then current voting power, or (2) ten percent (10%) of the voting power held by such group at the time of CSK's 1996 recapitalization.

ITEM 7. EXHIBITS

EXHIBIT A   Identity and Background of Directors and Executive Officers of
            Reporting Persons and Item 2(d) Information

EXHIBIT B   Information with respect to the Managed Entities

EXHIBIT C   Securities Purchase Agreement dated as of December 7,2001, by and among CSK Auto Corporation, and LBI Group Inc. and Investcorp CSK
            Holdings L.P., incorporated by reference to Exhibit 99.2 of CSK's
            Current Report on Form 8-K filed with the Securities and Exchange
            Commission on December 11, 2001.

EXHIBIT D   Form of 7% Convertible Subordinated Debenture Due December 7,
            2006, incorporated by reference to Exhibit 99.2 of CSK's Current
            Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.

EXHIBIT E   Form of Make-Whole Warrants to Purchase Common Stock, incorporated by reference to Exhibit 99.2 of CSK's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.

EXHIBIT F   Registration Rights Agreement dated as of December 7, 2001 by and among CSK Auto Corporation and LBI Group Inc. and Investcorp CSK
            Holdings L.P. , incorporated by
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CUSIP NO. 125965103               SCHEDULE 13D                  Page  14  of  29


            reference to Exhibit 99.3 of CSK's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2001.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2002
                                    INVESTCORP, S.A.


                                    /s/ Rishi Knopoor
                                    -----------------
                                    Name:  Rishi Knopoor
                                    Title: Authorized Representative



                                  SIPCO LIMITED


                                    /s/ Gary S. Long
                                    ----------------
                                    Name:  Gary S. Long
                                    Title: Director



                                    INVESTCORP CSK HOLDINGS L.P.


                                    /s/ Ebrahim H. Ebrahim
                                    ----------------------
                                    Name:  Ebrahim H. Ebrahim
                                    Title: Gila Limited, General Partner

CUSIP NO. 125965103               SCHEDULE 13D                  Page  15  of  29



                                  SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT A   Identity and Background of Directors and Executive Officers of
            Reporting Persons and Item 2(d) Information

EXHIBIT B   Information with respect to the Managed Entities